UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vsource, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92908B 10 5

(CUSIP Number)

Dennis M. Smith
Unit 501, AXA Centre
151 Gloucester Road, Wanchai
Hong Kong
(852) 2259-7888
____________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23 and October 25, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92908B 10 5

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Dennis M. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 393,327,638 (1)(2)
9. SOLE DISPOSITIVE POWER: 16,501,472 (1)(3)
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,501,472 (1)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	X

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.4% (3)(4)

14.	TYPE OF REPORTING PERSON: IN

  Includes options to purchase 6,217,281 shares of common stock and Series 4-A Convertible Preferred Stock convertible into 7,660,000 shares of common stock, each exercisable within 60 days of October 25, 2002, which the Reporting Person owns not as a member of any group.
  Represents the aggregate number and percentage of shares beneficially owned by a group of which the Reporting Person may be deemed a member pursuant to the terms of the Stockholders Agreement which is discussed below.
  Represents the number and percentage of shares the Reporting Person beneficially owns irrespective of its possible membership in a group.
  Based on 48,698,985 shares of common stock issued and outstanding, as described in Item 5 herein.

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Item 1.  Security and Issuer.

            This statement on Amendment No. 2 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 2.  Identity and Background.

            (a)            Dennis M. Smith.

            (b)            Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong.

            (c)            Vice-Chairman, Chief Financial Officer and Chief Strategy Officer of the Issuer.

            (d)            The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

            (e)            The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)            The Reporting Person is a US citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

            On October 23, 2002, the Issuer entered into a Series 4-A Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) with certain investors party thereto (the “Investors”), pursuant to which the Issuer sold 3,750 shares of a newly created class of preferred stock, Series 4-A convertible preferred stock (“Series 4-A Preferred Stock”), and warrants to acquire 25,000,000 shares of common stock to the Investors (the "New Warrants"), in exchange for an aggregate purchase price of $7.5 million (the "Private Placement"). In connection with and as a precondition to the Private Placement, certain holders of the Issuer's preferred securities and warrants, including the Reporting Person, exchanged all of their preferred securities and warrants for shares of Series 4-A Preferred Stock (the "Exchange").

            The Exchange was consummated on October 25, 2002 (the “Closing Date”) pursuant to a Convertible Securities Exchange Agreement (the “Exchange Agreement”), and the Reporting Person exchanged the Issuer's securities identified below (the “Exchangeable Securities”) held by him for an aggregate of 383 shares of Series 4-A Preferred Stock.

The Exchangeable Securities consisted of an aggregate of 4,541 shares of the Issuer's Series 3-A convertible preferred stock (the “Series 3-A Preferred Stock”), received in exchange for a Series A convertible promissory note dated June 25, 2001 (the “Series A Notes”) with $272,498.79 of principal and accrued and unpaid interest.

            The Purchase Agreement and Exchange Agreement were filed as Exhibits 4.1 and 4.5, respectively, to the Issuer's Report on Form 8-K filed October 28, 2002, which is incorporated herein by reference.

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Item 4.  Purpose of Transaction.

            Series A Notes

            On June 25, 2001 and July 13, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the “Series A Purchase Agreement”) the Issuer issued an aggregate $4.6 million in original principal amount of Series A Notes, with the terms described below. The Reporting Person exchanged $239,031 in principal amount and accrued interest of its Bridge Loan (defined below under the heading “Direct Holdings”) for a Series A Note with a principal amount of $239,031.

            The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment upon the happening of certain events.

            The Series A Purchase Agreement was filed as Exhibit 4.4 to the Issuer's Report on Form 8-K filed July 3, 2001, which is incorporated herein by reference.

            The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note or a Series B-1 Note has the following characteristics:

    Liquidation Preference. Upon any liquidation, dissolution or winding up of the Issuer, each holder of Series 3-A Preferred Stock will be entitled to be paid, before any payment is made to the holders of common stock, but after distribution of all amounts due to the holders of the Series 1-A Preferred Stock and Series 2-A Preferred Stock, an amount equal to the greater of:

      three times the sum of $60, plus accrued and unpaid dividends; and

      the amount that would be payable to the holder had all of the holder's shares of Series 3-A Preferred Stock been converted into common stock immediately prior to the liquidation, dissolution or winding up.

    The following events are deemed to be a liquidation, dissolution or winding up of the Issuer: (i) the acquisition of the Issuer by another entity by means of any transaction or series of related transactions (including, without limitation, reorganization, merger or consolidation, excluding a merger solely to change the Issuer's domicile) or (ii) a sale of all or substantially all of the Issuer's assets; unless, in each case, the Issuer's stockholders of record as constituted immediately prior to the acquisition or sale will, immediately after the acquisition or sale (by virtue of securities issued as consideration for the acquisition or sale or otherwise) hold a majority of the voting power of the surviving or acquiring entity. In any of these events, if the consideration received by the Issuer is other than cash, its value will be deemed its fair market value.

    Voting Rights. The holder of each share of Series 3-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

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    Conversion. The Series 3-A Preferred Stock became convertible into shares of Common Stock upon satisfaction by the Issuer of the certain conversion conditions, which occurred on January 16, 2002. Each share of Series 3-A Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment upon the happening of certain events.

            The Certificate of Designations of Series 3-A Convertible Preferred Stock was filed as Exhibit 4.1 to the Issuer's Report on Form 8-K filed June 22, 2001, which is incorporated herein by reference.

            Series 4-A Preferred Stock

            Pursuant to the Exchange, in connection with and as a precondition to the Private Placement, the Reporting Person exchanged the Exchangeable Securities held by him for an aggregate of 383 shares of Series 4-A Preferred Stock. Assuming conversion as of the Closing Date, the 383 shares of Series 4-A Preferred Stock held by the Reporting Person would be convertible into 7,660,000 shares of Common Stock.

            The Exchange of the Exchangeable Securities by the Reporting Person for the shares of Series 4-A Preferred Stock consisted of back-to-back transactions which occurred on the Closing Date. Specifically, the Reporting Person converted its Series A Note into 4,541 shares of Series 3-A Preferred Stock, which was subsequently converted into 383 shares of Series 4-A Preferred Stock.

            The Series 4-A Preferred Stock has the following characteristics:

    Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, the holders of Series 4-A Preferred Stock shall be entitled to receive, after distribution of all amounts due to the holders of the Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 3-A Preferred Stock but prior and in preference to any distribution of any of the Issuer's assets or surplus funds to the holders of common stock, a preference amount. The preference amount per share of Series 4-A Preferred Stock is equal to the sum of (a) the original issue price (as adjusted for stock splits, stock dividends, combinations and the like), which as of the Closing Date was $2000, plus (b) an amount equal to all declared but unpaid dividends on such share, if any, but only to the extent of the Issuer's retained earnings. A liquidation, dissolution or winding up of the Issuer is deemed to include the acquisition of the Issuer or a sale of all or substantially all of its assets, unless, in each case, the Issuer's stockholders immediately prior to such acquisition or sale will, immediately after such acquisition or sale, hold a majority of the voting power of the surviving or acquiring entity.

    Put Right. In the event that the Liquidity Date (as defined below) does not occur prior to March 31, 2006, then (i) at any time after March 31, 2006 and prior to September 30, 2006, a holder of Series 4-A Preferred Stock shall have the right to require the Issuer to purchase all but not less than all of the Series 4-A Preferred Stock held by such holder at a price per share equal to the Put Amount. The “Put Amount” with respect to a share of Series 4-A Preferred Stock means an amount, payable by cash or promissory note, equal

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    to 150% of the original issue price (as adjusted for stock splits, stock dividends, combinations and the like). Under the terms of the Stockholders Agreement, the Reporting Person has agreed that it will not exercise its put right unless, as between the Reporting Person, Phillip Kelly and John Cantillon (together, the "Founders"), the Founders holding a majority of all of the Series 4-A Preferred Stock held by them elect to exercise such put right, in which case all of the Founders must exercise such put right simultaneously. In addition, the Reporting Person is obligated to put 39% of any of the actual proceeds received from the Issuer from the exercise of such put right into an escrow account for up to six months, of which 65.3% and 7.4% of such amount will be distributed to Capital International Asia CDPQ Inc. (or its permitted transferees) ("CDP") and the Reporting Person, respectively, until such time as CDP has received the full amount of proceeds due to it upon exercise of its respective put right (if it decides to exercise that right). Upon receipt by CDP of the full amount due to it, the remainder of the Reporting Person's proceeds in the escrow account (if any) will be distributed to it.

    Voting Rights. The holder of each share of Series 4-A Preferred Stock has the right to one vote for each share of Common Stock into which such Series 4-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

    Conversion. Each share of Series 4-A Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of the original issue price (as adjusted for stock splits, stock dividends and similar transactions), which as of the Closing Date was $2000, and all accrued but unpaid dividends on such share of Series 4-A Preferred Stock, by $0.10, subject to adjustment in certain circumstances. Upon the occurrence of the Liquidity Date, each share of Series 4-A Preferred Stock will automatically be converted into shares of Common Stock. This conversion ratio is subject to customary adjustment upon the happening of certain events.

    Pre-emptive Rights. The holders of shares of Series 4-A Preferred Stock, prior to the Liquidity Date, have a pre-emptive right to purchase equity securities issued by the Issuer, subject to specific exceptions.

            The “Liquidity Date” means the earliest to occur of: (a) the date on which the Common Stock issuable upon conversion of the Series 4-A Preferred Stock held by CDP and Quilvest Asian Equity Ltd. ("Quilvest") can be distributed or resold without restriction to members of the general public pursuant to an effective registration statement in the U.S. or similar procedure in any non-U.S. jurisdiction, following, or in conjunction with, the completion of a Qualifying Offering (as defined below), (b) the date on which CDP and Quilvest are able to sell their shares publicly pursuant to an effective registration statement covering such shares or in any three month period pursuant to Rule 144 under the Securities Act of 1933, provided that a Qualifying Offering has occurred, (c) the date of the closing of a sale of more than 50% of the Issuer's Common Stock (on a fully-diluted basis) for a purchase price per share that would yield an internal rate of return of at least 30% to CDP and Quilvest (a "Qualifying Sale"), and (d) the date of the closing of a sale of all or substantially all of the assets of the Issuer for consideration that results in distributions to CDP and Quilvest equivalent to the consideration per share that would be received in a Qualifying Sale.

            The term "Qualifying Offering" means, in summary, a firm commitment public offering, underwritten by an internationally reputable investment bank selected by the Issuer's Board of Directors, of Common Stock on an internationally recognized exchange or quotation system that would permit the

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unrestricted, lawful distribution or resale of securities to members of the general public. The public offering price of the Qualifying Offering cannot be less than the price that would yield an internal rate of return of 30% to CDP and Quilvest, and the aggregate net proceeds (after deductions of underwriters' commissions and offering expenses) to the Issuer must exceed $20,000,000. The method for calculating the internal rate of return is set forth in the Certificate of Designations for the Series 4-A Preferred Stock.

            The Certificate of Designations of Series 4-A Preferred Stock was filed as Exhibit 3.1 to the Issuer's Report on Form 8-K filed October 28, 2002, which is incorporated herein by reference.

            Also on the Closing Date, the Reporting Person and other investors (the “Holders”) entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”). The Stockholders Agreement contains the following provisions:

    Restrictions on Transfer. Certain restrictions are imposed on the ability of each Holder, including the Reporting Person, to transfer its shares of Series 4-A Preferred Stock or Common Stock issuable or issued upon conversion of that preferred stock (collectively referred to as the "Shares"). Specifically, the Stockholders Agreement provides for a right of first refusal whereby if a Holder desires to transfer its Shares to a third party it must first offer those Shares to the non-transferring Holders and provides a separate right of co-sale whereby non-transferring Holders may sell their Shares to the third party. The exercise of these rights is subject to limitations and conditions which are set forth in the Stockholders Agreement. In particular, the rights of first refusal and co-sale only apply to 75% of the total Shares subject to the agreement held by each Holder and their permitted transferees (including affiliates that are parties to the Stockholders Agreement) as of the date the Holder became a party to the agreement or with respect to a Holder who becomes a party to the agreement and subsequently purchases additional shares of Series 4-A Preferred Stock, as of the date of the purchase of such additional shares. That 75% portion of the Shares is referred to as the restricted securities, and no Holder may transfer any restricted securities (other than to a permitted transferee) until the earlier of March 31, 2006 and the Liquidity Date, unless the transfer is made pursuant to a Qualifying Sale or the transfer is made in compliance with the rights of first refusal and co-sale.

    Drag Along Rights. Subject to the terms and conditions set forth in the Stockholders Agreement, if at any time prior to the Liquidity Date a proposal for a sale or other acquisition of all or at least 90% of the Shares then owned by all Holders to any third party in connection with a Qualifying Sale has been approved by the Issuer's Board of Directors and holders of a specified percentage of the Issuer's outstanding share capital and Series 4-A Preferred Stock, then the Holders who approved the sale may require all other Holders to sell all of their Shares in the proposed transaction.

    Board of Directors. The Stockholders Agreement provides that the size of the Issuer's Board of Directors shall be fixed at seven members unless a change is approved in accordance with the Issuer's Bylaws and that agreement. In addition, the Stockholders Agreement provides that the Holders agree to vote their shares in favor of a Board of Directors designated as described in the Stockholders Agreement, including the Reporting Person as a member. Further, a quorum necessary for the transaction of business by the Board must be at least three members, two of whom must be nominated by the Holders that have exercised their right to nominate a director as described in the Stockholders Agreement.

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    Restrictions on Certain Corporate Actions. So long as any Series 4-A Preferred Stock is outstanding and prior to the Liquidity Date, the Issuer may not take certain enumerated significant corporate actions without first obtaining the approval of CDP, as long as it remains a Holder, and at least a majority in interest of all the other Holders. These significant corporate actions include, without limitation, increasing the size of the Issuer's Board of Directors, selling all or substantially all of the Issuer's assets and ceasing any material business in which the Issuer is currently involved.

    Restrictions on Certain Board Actions. So long as any Series 4-A Preferred Stock is outstanding and prior to the Liquidity Date, the Issuer's Board of Directors may not approve certain enumerated significant corporate actions without first obtaining the approval of at least a majority vote of the Board which must include the affirmative vote of the person nominated by CDP (as long as it remains a Holder). These significant corporate actions include, without limitation, borrowing or raising money in excess of a specific threshold, making any loans other than in the ordinary course of business, approving any related party transaction, undertaking a merger or similar transaction and causing the Issuer or any of its subsidiaries to be liquidated.

    Escrow Arrangements for Certain Shares. The Stockholders Agreement provides that if certain Holders, including the Reporting Person, voluntarily terminate their employment with the Issuer prior to the Liquidity Date, that person must place all of its Shares in an escrow account. Those Shares will remain in escrow until they are either purchased by the Issuer or a Holder, at a 30% discount to market price, or they are released from escrow in accordance with the terms set forth in the Stockholders Agreement. During the period Shares are held in escrow, the Holder shall be entitled to exercise all rights with respect to those shares, including without limitation the right to vote those shares, except as such rights may be restricted under the Stockholders Agreement. In addition, the Stockholders Agreement imposes limitations on the ability of the Founders, including the Reporting Person, to require the Issuer to repurchase its Shares pursuant to the rights granted under the Certificate of Designations with respect to the Series 4-A Preferred Stock. If the Founders exercise their repurchase rights as provided in that certificate, a portion of the proceeds will be placed into escrow for up to six months, as described under "Put Right" above.

    Put Option. If at any time during the term of the Stockholders Agreement there is a material breach of certain sections of the Stockholders Agreement by the Issuer, then in lieu of any damages and such other remedies as may be available at law, equity or under the Issuer's charter documents, the Holders, other than the Founders, shall have the right to require the Issuer to purchase all but not less than all of their Series 4-A Preferred Stock at a price per share equal to the original issue price, which as of the Closing Date was $2,000, plus an amount which would yield an internal rate of return to those Holders of 10% to the date of such purchase. This put option will not be available if the Issuer remedies the breach to the reasonable satisfaction of the Holders within the notice period specified in the Stockholders Agreement.

            Stockholders Agreement was filed as Exhibit 4.2 to the Issuer's Report on Form 8-K filed October 28, 2002, which is incorporated herein by reference.

            Also on the Closing Date, the Reporting Person and other investors entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). The Registration Rights Agreement grants the parties to that agreement, including the Reporting Person, certain “demand”,

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“piggyback” and Form S-3 registration rights with respect to the Common Stock of the Issuer, subject to the terms and conditions as set forth in the Registration Rights Agreement.

            Registration Rights Agreement was filed as Exhibit 4.3 to the Issuer's Report on Form 8-K filed October 28, 2002, which is incorporated herein by reference.

            Direct Holdings

            Irrespective of membership in any group, the Reporting Person directly holds shares of Common Stock, of which 2,411,579 shares were acquired on December 18, 2001 pursuant to the Issuer's discharge of its obligations under a $2.25 million loan (the "Bridge Loan") incurred under the Amended and Restated Bridge Loan Agreement dated May 24, 2001, as amended on June 22, 2001 (the "Bridge Loan Agreement"). This transaction was reported in the Reporting Person's Schedule 13D filed on December 28, 2001. The Bridge Loan Agreement and the amendment thereto were filed as Exhibits 4.2 and 4.3, respectively, to the Issuer's Report on Form 8-K filed June 22, 2001, which is incorporated herein by reference. In addition, 212,612 shares of Common Stock were acquired by the Reporting Person as a result of its holdings, direct and indirect in NetCel360 Holdings Limited ("NetCel360"), as payment in full of consideration due under the Acquisition Agreement dated May 24, 2001, and as amended on June 22, 2001 (together, the "Acquisition Agreement"), between the Issuer and NetCel360. The Acquisition Agreement was filed as Exhibit 2.1 to the Issuer's Form 10-Q for the quarterly period ending April 30, 2001, which is incorporated herein by reference. The Amendment to Acquisition Agreement, dated June 22, 2001, between the Issuer and NetCel360, was filed as Exhibit 2.2 to the Issuer's Report on Form 8-K filed on July 2, 2001, which is incorporated herein by reference.

            Options

            Irrespective of membership in any group, the Reporting Person has been granted options to purchase a total of 8,301,390 shares of Common Stock, of which options to purchase 6,217,281 shares of Common Stock are exercisable within 60 days of October 25, 2002.

            General

            Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that it now owns or hereafter may acquire. In addition, the Reporting Person may make proposals and take such other actions as are commensurate with its rights and duties as a director and officer of the Issuer.

            Other than as described in Item 3 and this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

            The percentages of beneficial ownership shown in this Item 5 and elsewhere in this schedule assume the conversion or exercise of all preferred convertible stock, options, warrants and other securities convertible into Common Stock held by a party currently exercisable within 60 days of October 25, 2002 and, in the case of CDP and Quilvest, the New Warrants issued in connection with the issue and sale of the Series 4-A Preferred Stock on October 25, 2002, pursuant to Rule 13d-3(d)(1)(i) of the Act. However, such percentages shall not assume the exercise or conversion of preferred convertible stock, options, warrants and other convertible securities held by other holders of such securities.

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            There are 34,821,704 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q. If only the Reporting Person converted his convertible securities and exercised his options exercisable 60 days from October 25, 2002, the total number of shares of Common Stock outstanding would be 48,698,985. If, alternately, all of the holders of New Warrants and of convertible securities and options exercisable within 60 days from October 25, 2002 converted or exercised such securities, the total number of shares of Common Stock would be 448,554,478 (the "Fully Diluted Outstanding").

            (a)            Irrespective of membership in any group, the Reporting Person beneficially owns 16,501,472 shares of Common Stock (including 7,660,000 shares of Common Stock in respect of Series 4-A Preferred Stock that has not been converted but may be converted within 60 days from October 25, 2002, and 6,217,281 shares with respect to options that have not been exercised but may be exercised within 60 days from October 25, 2002), which represents 33.9% of all of the shares of Common Stock issued and outstanding and 3.7% of the Fully Diluted Outstanding.

            (b)            By virtue of the execution and delivery of the Stockholders Agreement, and the expected performance by the parties to vote their shares in favor of certain nominees to the Issuer's Board of Directors, all of the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act. If the parties to the Stockholders Agreement are deemed to constitute a "group," then each such party, as a member of the "group," would be deemed to own beneficially all of the shares of Common Stock owned in the aggregate by the members of such group. The Reporting Person hereby disclaims (a) membership in such "group" by virtue of his execution and delivery of the Stockholders Agreement and (b) beneficial ownership of the shares of Common Stock in which he does not have a pecuniary interest.

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            The number of shares of Common Stock and shares of Common Stock issuable or issued upon conversion or exercise of other securities of the Issuer covered by the Stockholders Agreement is 393,327,638, representing approximately 87.7% of the Fully Diluted Outstanding. The following table does not take into account whether any of the holders named below are parties to any "group" other than by virtue of their execution and delivery of the Stockholders Agreement.

Parties to Stockholders Agreement	Number of Shares (1)		Percentage of Outstanding Class (2)	Sole Voting Power	Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Phillip Kelly	52,746,543		64.6%	0	52,746,543		52,746,543		0
Dennis Smith	16,501,472		33.9%	0	16,501,472		16,501,472		0
John Cantillon	42,955,133		55.2%	0	42,955,133		42,955,133		0
Mercantile Capital Partners I, L.P.	67,794,312		66.1%	0	67,794,312		67,794, 312		0
Asia Internet Investment Group I, LLC	8,366,990		19.5%	0	8,336,808		8,336,808		0
BAPEF Investments XII, Ltd.	104,963,188		76.8%	0	104,963,188		104,963,188		0
Capital International Asia CDPQ Inc.	80,000,000	(3)	69.7%	0	80,000,000	(3)	80,000,000	(3)	0
Quilvest Asian Equity Ltd.	20,000,000	(4)	36.5%	0	20,000,000	(4)	20,000,000	(4)	0
_____________________
(1)        The number of shares shown as beneficially owned by any party includes all preferred convertible stock, options, warrants and other securities convertible into Common Stock which are exercisable by that party within 60 days of October 25, 2002.
(2)        Assumes that only the securities convertible or exercisable into Common Stock held by such person or entity within 60 days of October 25, 2002 (and the New Warrants in the case of CDP and Quilvest) are so converted.
(3)        Includes 20,000,000 shares of Common Stock issuable upon the exercise of a New Warrant granted to such holder on October 25, 2002 in connection with the issue and sale of Series 4-A Preferred Stock on that date. The New Warrant is only exercisable between April 1, 2003 and March 30, 2006 but only if the Liquidity Date has not occurred by March 30, 2003. Upon the completion of the Issuers' proposed twenty-to-one reverse stock split, the New Warrant will be automatically cancelled, and the Issuer is obligated to issue a replacement warrant initially exercisable for the purchase of an aggregate of 1,000,000 shares of Common Stock at an initial exercise price of $0.01 per share (on a post-reverse stock split basis). This replacement warrant will only be exercisable between April 1, 2005 and March 30, 2006 but only if the Liquidity Date has not occurred before

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January 31, 2005 and the Issuer has not achieved specific consolidated net income thresholds. Capital International Asia CDPQ Inc. will not be entitled to any voting rights or any other rights as a stockholder of the Issuer pursuant to the New Warrant or the replacement warrant until they are duly exercised for shares of Common Stock.
(4)        Includes 5,000,000 shares of Common Stock issuable upon the exercise of a New Warrant with the same terms and provisions as the New Warrant described in footnote 1 (except that the replacement warrant, if one is issued, shall be initially exercisable for the purchase of an aggregate of 250,000 shares of Common Stock).

            Subject to the restrictions contained in the Stockholders Agreement, as summarized above, the Reporting Person has the sole power to vote and to dispose of the shares of Common Stock set forth beside his name in the table above. To the best knowledge of the Reporting Person, BAPEF Investments XII, Ltd. also shares voting power and dispositive power with respect to all or a portion of the shares listed beside its name in the foregoing table with Baring Asia Private Equity Fund LP1, Baring Asia Private Equity Fund LP2, Baring Asia Private Equity Fund LP3, Baring Asia Private Equity Fund LP4, BAPEF Co-Investment LP, BAPEF Advisers LP and Baring Asia (GP) Limited. To the best knowledge of the Reporting Person, each of Mercantile Capital Partners I, L.P. and Asia Internet Investment Group I, LLC shares voting power and dispositive power with respect to the shares listed beside their names in the foregoing table with Michael A. Reinsdorf, I. Steven Edelson and Nathaniel C.A. Kramer.

            Phillip Kelly's business address is 16875 West Bernardo Drive, Suite 250, San Diego, California 92127, and he is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Kelly is a U.S. citizen.

            John Cantillon's business address is Level 12, Menara HLA, No. 3, Jalan Kia Peng, Kuala Lumpur, Malaysia 50450, and he is the Chief Operating Officer of the Issuer. Mr. Cantillon is a citizen of the Republic of Ireland.

            Mercantile Capital Partners I, L.P. is an Illinois limited partnership, and Asia Internet Investment Group I, LLC is a Delaware limited liability company. The principal business address of those entities, which also serves as their principal offices, is 1372 Shermer Road, Northbrook, Illinois 60062.

            BAPEF Investments XII, Ltd. is a British Virgin Islands company, with its principal business address, which also serves as its principal office, located at P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

            Capital International Asia CDPQ Inc. is a Quebec company, with its principal business address, which also serves as its principal office, located at 1155 René-Lévesque Blvd. West Suite 4000, Montreal, Canada H3B 3V2. Quilvest Asian Equity Ltd. is a British Virgin Islands company, with its principal business address, which also serves as its principal office, located at Suite 5408, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

            The principal business of the above-named entities is the purchase, sale, exchange, acquisition and holding of investment securities.

            To the knowledge of the Reporting Person, the above-named people and entities have not, during the last five years, been convicted in a criminal proceeding. Further, to the knowledge of the Reporting Person, each of the above-named people and entities has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or

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prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (c)        Except as set forth in Item 4, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past 60 days. To the best knowledge of the Reporting Person, there have not been any transactions in the Issuer's Common Stock during the past 60 days by the other parties to the Stockholders Agreement.

            (d)        Not applicable.

            (e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as set forth in this Amendment No. 2 to Schedule 13D or in the exhibits filed herewith and incorporated by reference, to the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 and Item 5 herein or between such parties and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1(*)	Acquisition Agreement, dated May 24, 2001, between Vsource, Inc. and NetCel360 Holdings Limited (incorporated by reference to Exhibit 2.1 of the Issuer's Form 10-Q for the quarterly period ended April 30, 2001)
Exhibit 2(*)	Amendment to Acquisition Agreement, dated June 22, 2001, between Vsource, Inc. and NetCel360 Holdings Limited (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K, filed on July 2, 2001)
Exhibit 3(*)	Amended and Restated Bridge Loan Agreement, dated May 24, 2001, by and among NetCel360 Holdings Limited, NetCel360.com Ltd, NetCel360 Sdn Bhd and certain lenders named therein (incorporated by reference to Exhibit 4.2 of the Issuer's Report on Form 8-K, filed July 2, 2001)
Exhibit 4(*)	First Amendment to Amended and Restated Bridge Loan Agreement, dated June 22, 2001, by and among NetCel360 Holdings Limited, NetCel360.com Ltd, NetCel360 Sdn Bhd and certain lenders named therein (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form 8-K, filed July 2, 2001)
Exhibit 5(*)	Employment Agreements of Dennis M. Smith, dated as of June 22, 2001 (incorporated by reference to Exhibit 10.22 to the Issuer's Form 10-Q for the quarterly period ended July 31, 2001)
Exhibit 6(*)	Plan of Reorganization of NetCel360 Holdings Limited dated June 8, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D of NetCel360 Holdings Limited filed on July 3, 2001)

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Exhibit 7(*)	Convertible Note Purchase Agreement, dated June 25, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.4 of the Issuer's Report on Form 8-K, filed July 2, 2001)
Exhibit 8(*)	Certificate of Designation of Series 3-A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed July 2, 2001)
Exhibit 9(*)	Exchangeable Note and Warrant Purchase Agreement, dated July 12, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.7 to the Issuer's Report on Form 10-Q for the quarterly period ended July 31, 2001)
Exhibit 10(*)	Certificate of Amendment of Certificate of Incorporation of Vsource, Inc., dated January 16, 2002 (incorporated by reference to Exhibit 3.3 of the Issuer's Report on Form 8-K, filed January 23, 2002)
Exhibit 11(*)	Exchangeable Note and Warrant Purchase Agreement, dated January 28, 2002, by and among Vsource, Inc., Vsource (CI) Ltd, Vsource (Malaysia) Sdn Bhd, and the Purchasers named therein (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed February 6, 2002)
Exhibit 12(*)	Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, by and among Vsource, Inc. and the purchasers set forth therein (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed October 28, 2002)
Exhibit 13(*)	Convertible Securities Exchange Agreement, dated October 23, 2002, by and among the security holders set forth therein and Vsource, Inc. (incorporated by reference to Exhibit 4.5 of the Issuer's Report on Form 8-K, filed October 28, 2002)
Exhibit 14(*)	Stockholders Agreement, dated October 25, 2002, by and among Vsource, Inc., Philip Kelly, John Cantillon and Dennis Smith and the investors set forth therein (incorporated by reference to Exhibit 4.2 of the Issuer's Report on Form 8-K, filed October 28, 2002)
Exhibit 15(*)	Registration Rights Agreement, dated October 25, 2002, by and among Vsource, Inc., Phillip Kelly, John Cantillon and Dennis Smith and the other investors set forth therein (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form 8-K, filed October 28, 2002)

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Exhibit 16(*)	Certificate of Designations, Preferences and Rights of Series 4-A Convertible Preferred Stock of Vsource, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer's Report on Form 8-K, filed October 28, 2002)
*        Previously filed with the Securities and Exchange Commission.

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            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated:  October 28, 2002
DENNIS M. SMITH /s/ Dennis M. Smith